EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at October 30, 2012 and should be read in conjunction with the unaudited condensed interim consolidated financial statements and accompanying notes for the three and nine months ended September 30, 2012 and with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2011. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including our Annual Information Form, are filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and are also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (backup power and distributed generation) markets. We also provide engineering services for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary esenciaTM technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. Our focus is on leveraging the inherent reliability and durability derived from our legacy automotive technology into non-automotive markets where demand is near term and focused on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Over the past five years, we have refined the Company’s business strategy to establish a sharp focus on what we believe to be key growth opportunities with near-term commercial prospects in our core fuel cell markets. During 2011, we further refined the Company’s business strategy and established a new engineering services operating unit in order to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing. This new operating unit offers a full suite of fuel cell engineering solutions for a variety of fuel cell applications and is recorded in our core Fuel Cell Products segment. To support our strategy and our capability to execute on our clean energy growth priorities, we have also focused our efforts on both product cost reduction and managing our operating expense base including overall expense reductions, the pursuit of government funding for our research and product development efforts, and the redirection of engineering resources to revenue bearing engineering service projects.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, we have manufacturing facilities in Tijuana, Mexico and have sales, research and development and manufacturing facilities in Lowell, Massachusetts and Hobro, Denmark, as well as research and development facilities in Bend, Oregon.

We report our results in the following operating segments:

1.  Fuel Cell Products: fuel cell products and services for motive power (material handling and bus markets) and stationary power (backup power and distributed generation markets) applications, and engineering services for a variety of fuel cell applications;

2.  Material Products: carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDLs”) for fuel cells;

3.  Contract Automotive: contract manufacturing services (consisting of light-duty automotive FCvelocity 1100 fuel cell products) provided primarily for Daimler AG’s (“Daimler”) Hyway 2/3 programs. With the completion of our manufacturing supply agreement with Daimler in October 2011, this segment ceased to be an ongoing operating segment as of the fourth quarter of 2011 and is now presented for comparative purposes only.

We made changes to the composition of our operating segments in the fourth quarter of 2011 to align to our current reporting structure. As a result, revenues of $1.5 million and $2.1 million, respectively, for the three and nine months ended September 30, 2011 previously recorded in our Contract Automotive segment relating to engineering services have been retroactively restated to the Fuel Cell Products segment.

RECENT DEVELOPMENTS

On August 1, 2012 (announced on July 24, 2012), we completed an agreement to acquire key assets and product lines from IdaTech LLC (“Idatech”), a customer of Ballard for the past several years. In exchange for $7.5 million of Ballard shares issued from treasury (7.1 million Ballard shares), we acquired Idatech’s key assets including fuel cell systems inventory and product lines for backup power applications, distributor and customer relationships, a license to intellectual property, the right to assume control of a manufacturing facility in Tijuana, Mexico, and certain property, plant and equipment. Acquired fuel cell systems inventory, product lines and intellectual property consist of both direct hydrogen units as well as methanol fuelled units and are planned for deployment in the networks of wireless telecom service providers. The methanol systems incorporate a fuel reformer to extract hydrogen from a mixture of methanol and water which is then used as feedstock for the fuel cells.

In July 2012, we completed a 7% workforce reduction and an overall curtailment of discretionary spending designed to have a minimal impact on key product development initiatives and our manufacturing capabilities. Total restructuring and related costs of $1.6 million has been recorded in general and administration expense in our third quarter of 2012 financial results.

In June 2011, we obtained a $7.0 million Canadian award agreement from Sustainable Development Technology Canada (“SDTC”) for the period from 2011 to 2013 to be used to extend the operating life and lower the product cost of FCgen™-1300, the fuel cell product that powers Ballard’s CLEARgen™ distributed generation system. This award is in addition to a $4.8 million Canadian (revised to $6.9 million Canadian in June 2012) award agreement from SDTC announced in 2010 for the period from 2010 to 2012 to be used to further develop fuel cell power module technology for the transit bus market. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

In March 2011, we completed a sub-lease agreement with Mercedes-Benz Canada Inc. (“MBC”) for the rental of 21,000 square feet of surplus production space in our specialized fuel cell manufacturing facility located in Burnaby, British Columbia. This sub-lease is effective from August 1, 2011 until July 31, 2019 and is expected to result in annual savings of approximately $1 million in real estate and related overhead costs.

RESULTS OF OPERATIONS – Third Quarter of 2012

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2012	2011	$ Change	% Change
Fuel Cell Products	$10,312	$13,321	$(3,010)	(23%	)
Material Products	3,843	5,531	(1,688)	(31%	)
Contract Automotive	-	1,750	(1,750)	(100%	)
Revenues	14,154	20,602	(6,448)	(31%	)
Cost of goods sold	12,141	16,667	(4,526)	(27%	)
Gross Margin	$2,013	$3,935	$(1,922)	(49%	)
Gross Margin %	14%	19%	n/a	(5 pts)

Revenues of $14.2 million for the third quarter of 2012 declined (31%), or ($6.4) million, compared to the third quarter of 2011. The ($6.4) million decline was driven by the absence of Contract Automotive segment revenues ($1.8 million impact) as a result of the completion of our light-duty automotive manufacturing supply agreement with Daimler in October 2011, by lower Materials Product segment revenues of ($1.7) million as a result of lower fuel cell GDL and carbon friction material shipments, and by lower revenues of $(3.0) million in our core Fuel Cell Products segment.

In our core Fuel Cell Products segment, third quarter of 2012 revenues declined (23%), or ($3.0) million, to $10.3 million compared to the third quarter of 2011. The decline was driven by lower fuel cell bus revenues which were negatively impacted by the completion of our fuel cell bus manufacturing supply agreement with a Daimler subsidiary in October 2011 ($2.6 million impact), combined with lower material handling market revenues as a result of a slight decline in shipments in support of Plug Power Inc.’s GenDrive™ systems. These declines were partially offset by higher backup power market revenues and higher engineering services revenues. The increase in backup power revenues is as a result of increased shipments of hydrogen-based and methanol-based backup power systems as a result of our recent acquisition of Idatech’s key assets (impact of approximately $2.1 million) combined with an increase in shipments of hydrogen-based backup power systems at Dantherm Power. This increase more than offset a small decline in shipments of hydrogen-based backup power stacks to Idatech prior to the disposition of their business. The increase in engineering services revenues is a result of our increased focus on building our engineering services business including ongoing projects with Anglo American Platinum Limited and others.

The following table provides a summary of our third quarter fuel cell stack shipments:

	Three months ended September 30,
	2012	2011	% Change
Material handling	503	520	(3%)
Backup power	371	412	(10%)
Other	2	73	(97%)
Fuel Cell Stack Shipments	876	1,005	(13%)

Material Products segment revenues of $3.8 million were down (31%), or ($1.7) million as a result of lower shipments of both fuel cell GDL products and carbon friction material products. Fuel cell GDL product shipments were negatively impacted by ongoing technical issues experienced by a third party fuel cell customer unrelated to our GDL products, whereas carbon friction material product shipments were negatively impacted by the timing of customer programs and inventory levels.

Gross margins declined to $2.0 million, or 14% of revenues, for the third quarter of 2012, compared to $3.9 million, or 19% of revenues, for the third quarter of 2011. The overall decline in gross margin was driven by declines in our Materials Products and Contract Automotive segments as a result of lower revenues in these supporting segments. These gross margin declines were partially offset by an overall improvement in our Fuel Cell Products segment (on a percentage of revenue basis) driven primarily by increased work performed on higher margin engineering services projects at both Ballard and Dantherm Power, and by our ongoing product cost reduction efforts across all of our platforms.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2012	2011	$ Change	% Change
Research and Product Development	$3,906	$5,263	$(1,357)	(26%)
General and Administrative	2,376	2,373	3	-%
Sales and Marketing	1,473	2,517	(1,044)	(41%)
Operating costs	7,755	10,153	(2,398)	(24%)
Less: Stock-based compensation (expense) recovery	(718)	(882)	164	19%)
Cash Operating Costs	$7,037	$9,271	$(2,234)	(24%)

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the third quarter of 2012 were $7.0 million, a decline of $2.2 million, or 24%, compared to the third quarter of 2011. The 24% reduction in the third quarter of 2012 was driven by lower accrued compensation expense of approximately $1.4 million and by lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, lower research and product development expense as a result of the redirection of engineering resources to revenue bearing engineering service projects, and by lower sales and marketing expense as a result of a corporate leadership restructuring initiated in September 2011. Labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

As the Canadian dollar relative to the U.S. dollar was relatively consistent for the third quarter of 2012 compared to the third quarter of 2011, foreign exchange impacts on our Canadian operating cost base were relatively insignificant. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.4 million to $0.5 million.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2012	2011	$ Change	% Change
Adjusted EBITDA	$(5,511)	$(4,992)	$(519)	(10%)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the third quarter of 2012 was ($5.5) million, an increased loss of ($0.5) million, or (10%), compared to the third quarter of 2011.

The ($0.5) million increase in Adjusted EBITDA loss in the third quarter of 2012 was driven by gross margin declines of ($1.9) million as a result of the 31% decline in revenues, combined with higher restructuring charges of ($1.2) million related to the

7% workforce adjustment initiated in July 2012 and the leadership restructuring initiated in September 2011. These negative impacts to Adjusted EBITDA in the third quarter of 2012 were only partially offset by lower Cash Operating Costs of $2.2 million primarily as a result of lower accrued compensation expense combined with the redirection of engineering resources to revenue bearing engineering service projects and our continued cost optimization efforts across the business including the above noted restructurings.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2012	2011	$ Change	% Change
Net loss attributable to Ballard	$(8,950)	$(6,991)	$(1,959)	(28%)

Net loss attributable to Ballard for the third quarter of 2012 was ($9.0) million, or ($0.10) per share, compared to net loss of ($7.0) million, or ($0.08) per share, in the third quarter of 2011. The ($2.0) million increase in net loss for the third quarter of 2012 was driven by an increase in Adjusted EBITDA loss of ($0.5) million, combined with lower net finance and other income of ($0.8) million, lower gains on sale of property, plant and equipment of ($0.3) million and acquisition costs of ($0.2) million.

Net loss attributable to Ballard excludes the net loss attributed to the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 48% total equity interest. Net loss attributed to non-controlling interests for the third quarter of 2012 was ($0.4) million, as compared to ($0.5) million for the third quarter of 2011.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2012	2011	$ Change	% Change
Cash used in operating activities	$(1,285)	$(9,273)	$7,988	86%

Cash used in operating activities in the third quarter of 2012 was ($1.3) million, consisting of cash operating losses of ($7.3) million and working capital sources of $6.0 million. Cash used in operating activities in the third quarter of 2011 was ($9.3) million, consisting of cash operating losses of ($5.3) million and working capital requirements of ($4.0) million.

The $8.0 million, or 86%, decline in cash used by operating activities in the third quarter of 2012 was driven by lower working capital requirements of $10.0 million which more than offset higher cash operating losses of ($2.0) million. The positive cash provided by changes in working capital in the third quarter of 2011 of $6.0 million is primarily a result of lower accounts receivables of $2.9 million due to significant customer collections in the quarter combined with lower inventory levels of $2.3 million.

RESULTS OF OPERATIONS – Nine months ended September 30, 2012

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2012	2011	$ Change	% Change
Fuel Cell Products	$27,217	$29,597	$(2,380)	(8%)
Material Products	10,754	16,212	(5,458)	(34%)
Contract Automotive	-	9,205	(9,205)	(100%)
Revenues	37,971	55,013	(17,042)	(31%)
Cost of goods sold	31,426	45,270	(13,844)	(31%)
Gross Margin	$6,545	$9,743	$(3,198)	(33%)
Gross Margin %	17%	18%	n/a	(1pt)

Revenues of $38.0 million for the first three quarters of 2012 declined (31%), or ($17.0) million, compared to the first three quarters of 2011. The ($17.0) million decline was driven by the absence of Contract Automotive segment revenues ($9.2 million impact) as a result of the completion of our light-duty automotive manufacturing supply agreement with Daimler in October 2011, and by lower Materials Product segment revenues of ($5.5) million as a result of lower fuel cell GDL shipments and carbon friction material shipments, and by lower revenues of $(2.4) million in our core Fuel Cell Products segment.

In our core Fuel Cell Products segment, first three quarters of 2012 revenues declined (8%), or ($2.4) million, to $27.2 million compared to the first three quarters of 2011. The decline was driven by lower fuel cell bus revenues which were negatively impacted by the completion of our fuel cell bus manufacturing supply agreement with a Daimler subsidiary in October 2011 ($8.3 million impact). This decline was partially offset by increased revenues in our material handing, backup power, and engineering services. The increase in material handing revenues was as a result of significantly increased shipments in support of Plug Power Inc.’s GenDrive™ systems. The increase in backup power revenues is as a result of increased shipments of hydrogen-based and methanol-based backup power systems as a result of our recent acquisition of Idatech’s key assets (impact of approximately $2.1 million) combined with an increase in shipments of hydrogen-based backup power systems at Dantherm Power. This increase more than offset a decline in shipments of hydrogen-based backup power stacks to Idatech prior to the disposition of their business. The increase in engineering services revenues is a result of our increased focus on building our engineering services business including ongoing projects with Anglo American Platinum Limited and others.

The following table provides a summary of our first three quarters fuel cell stack shipments:

	Nine months ended September 30,
	2012	2011	% Change
Material handling	1,554	623	149%
Backup power	678	1,323	(49%)
Other	9	377	(98%)
Fuel Cell Stack Shipments	2,241	2,323	(4%)

Material Products segment revenues of $10.8 million were down (34%), or ($5.5) million as a result of lower shipments of both fuel cell GDL products and carbon friction material products. Fuel cell GDL product shipments were negatively impacted by ongoing technical issues experienced by a third party fuel cell customer unrelated to our GDL products, whereas carbon friction material product shipments were negatively impacted by the timing of customer programs and inventory levels.

Gross margins declined to $6.5 million, or 17% of revenues, for the first three quarters of 2012, compared to $9.7 million, or 18% of revenues, for the first three quarters of 2011. The overall decline in gross margin was driven by declines in our Materials Products and Contract Automotive segments as a result of lower revenues in these supporting segments. These gross margin declines were partially offset by an overall improvement in our Fuel Cell Products segment (on a percentage of revenue basis) driven primarily by increased work performed on higher margin engineering services projects at both Ballard and Dantherm Power, and by our ongoing product cost reduction efforts across all of our platforms.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2012	2011	$ Change	% Change
Research and Product Development	$12,842	$17,454	$(4,612)	(26%)
General and Administrative	7,388	8,530	(1,142)	(13%)
Sales and Marketing	5,324	7,595	(2,271)	(30%)
Operating costs	25,554	33,579	(8,025)	(24%)
Less: Stock-based compensation expense	(1,166)	(2,903)	1,737	60%
Cash Operating Costs	$24,388	$30,676	$(6,288)	(20%)
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the first three quarters of 2012 were $24.4 million, a decline of $6.3 million, or 20%, compared to the first three quarters of 2011. The 20% reduction in 2012 was driven by lower accrued compensation expense of approximately $3.6 million as a result of under performing against our corporate performance targets for the year-to-date, combined with lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012, lower research and product development expense as a result of the redirection of engineering resources to revenue bearing engineering service projects and the receipt of government funding for certain of our research and product development efforts, and by lower sales and marketing expense as a result of a corporate leadership restructuring initiated in September 2011. Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

As the Canadian dollar relative to the U.S. dollar was relatively consistent for the first three quarters of 2012 compared to the first three quarters of 2011, foreign exchange impacts on our Canadian operating cost base were relatively insignificant. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.4 million to $0.5 million.

While excluded from Cash Operating Costs (and Adjusted EBITDA), stock-based compensation expense declined significantly in the 2012 as a result of lower accrued share-based compensation as certain outstanding restricted share units are now expected to fail to meet the vesting criteria, and are therefore anticipated to ultimately be cancelled.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2012	2011	$ Change	% Change
Adjusted EBITDA	$(16,636)	$(18,530)	$1,894	10%

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the first three quarters of 2012 was ($16.6) million, an improvemeof $1.9 million, or 10%, compared to the first three quarters of 2011. The $1.9 million reduction in Adjusted EBITDA loss in 2012 was driven by lower Cash Operating Costs of $6.3 million primarily as a result of lower accrued compensation expense combined with the redirection of engineering resources to revenue bearing engineering service projects and our continued cost optimization efforts across the business, which more than offset the negative impact of gross margin declines of ($3.2) million primarily as a result of the 31% decline in revenues and increased restructuring charges of ($0.7) million.

As part of our focus on cost optimization, we have taken steps to reduce our cost base in both 2012 and 2011. In addition to the measures taken earlier in April 2012 to reduce our manufacturing overhead cost pool, we completed a 7% workforce reduction in July 2012 along with other cost reduction activities. During 2011, we completed a corporate leadership restructuring in September 2011 and a Dantherm Power leadership restructuring in March 2011. These actions have resulted in the above noted restructuring charge of $1.9 million in the first three quarters of 2012 and $1.3 million for the first three quarters of 2011.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2012	2011	$ Change	% Change
Net loss attributable to Ballard	$(24,027)	$(26,131)	$2,104	8%

Net loss attributable to Ballard for the first three quarters of 2012 was ($24.0) million, or ($0.28) per share, compared to net loss of ($26.1) million, or ($0.31) per share, in the first three quarters of 2011. The $2.1 million reduction in net loss for the first three quarters of 2012 was driven by improvements in Adjusted EBITDA loss of $1.9 million, combined with lower stock-based compensation expense of $1.7 million which more than offset declines in gains on sale of property, plant and equipment of ($0.8) million, lower net finance and other income of ($0.5) million and acquisition and related costs of ($0.2) million.

Net loss attributable to Ballard excludes the net loss attributed to the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 48% total equity interest. Net loss attributed to non-controlling interests for the first three quarters of 2012 was ($0.9) million, as compared to ($2.4) million for the first three quarters of 2011. The reduced loss in 2012 at Dantherm Power is primarily a result of improved gross margins combined with lower operating costs as a result of our continued cost reduction efforts.

Cash used in operating activities

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2012	2011	$ Change	% Change
Cash used in operating activities	$(27,614)	$(37,097)	$9,483	26%

Cash used in operating activities in the first three quarters of 2012 was ($27.6) million, consisting of cash operating losses of ($19.8) million and working capital requirements of ($7.8) million. Cash used in operating activities in the first three quarters of 2011 was ($37.1) million, consisting of cash operating losses of ($21.7) million and working capital requirements of ($15.4) million. The $9.5 million, or 26%, decline in cash used by operating activities in 2012 was driven by reductions in cash operating losses of $1.8 million combined with lower working capital requirements of $7.6 million.

The working capital requirement in the first three quarters of 2012 of ($7.8) million was driven primarily by lower accounts payable and accrued liabilities of ($7.8) million due to increased supplier payments as a result of the buildup of inventory in the first half of the year combined with the payment of accrued 2011 annual employee bonuses.

 OPERATING EXPENSES AND OTHER ITEMS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Research and product development	2012	2011	$ Change	% Change
Research and product development expense	$4,744	$6,243	$(1,499)	(24%)
Less: depreciation and amortization expense	$(838)	$(980)	$142	14%
Research and product development	$3,906	$5,263	$(1,357)	(26%)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Research and product development	2012	2011	$ Change	% Change
Research and product development expense	$14,986	$20,355	$(5,369)	(26%)
Less: depreciation and amortization expense	$(2,144)	$(2,901)	$757	26%
Research and product development	$12,842	$17,454	$(4,612)	(26%)

Research and product development expenses for the three months ended September 30, 2012 were $4.7 million, a decrease of $1.5 million, or 24%, compared to the corresponding period of 2011. Excluding depreciation and amortization expense of $0.8 million and $1.0 million, respectively, research and product development expense declined $1.4 million, or 26%, compared to 2011.

Research and product development expenses for the nine months ended September 30, 2012 were $15.0 million, a decrease of $5.4 million, or 26%, compared to the corresponding period of 2011. Excluding depreciation and amortization expense of $2.1 million and $2.9 million, respectively, research and product development expense declined $4.6 million, or 26%, compared to 2011.

The 26% reductions in 2012 were primarily as a result of the redirection of engineering resources to revenue bearing engineering service projects, by lower accrued cash-based and share-based compensation expense in 2012, by the receipt of government funding for certain of our research and product development efforts, and by lower operating costs across the business as a result of our continued cost reduction efforts including a 7% workforce reduction initiated in July 2012.

Government research funding is reflected as a cost offset to research and product development expenses, whereas labour and material costs incurred on revenue producing engineering services projects are reallocated from research and product development expenses to cost of goods sold.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
General and administrative	2012	2011	$ Change	% Change
General and administrative expense	$4,062	$2,884	$1,178	41%
Less: Depreciation and amortization expense	$(59)	$(86)	$27	31%
Less: Restructuring expense	$(1,627)	$(425)	$(1,202)	(283%)
General and administrative	$2,376	$2,373	$3	-%

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
General and administrative	2012	2011	$ Change	% Change
General and administrative expense	$9,498	$10,036	$(538)	(5%)
Less: Depreciation and amortization expense	$(179)	$(229)	$50	22%
Less: Restructuring expense	$(1,931)	$(1,277)	$(654)	(51%)
General and administrative	$7,388	$8,530	$(1,142)	(13%)

General and administrative expenses for the three months ended September 30, 2012 were $4.0 million, an increase of $1.2 million, or 41%, compared to the corresponding period of 2011. Excluding restructuring charges of $1.6 million and $0.4 million, respectively, and depreciation and amortization expense of $0.1 million, general and administrative expense was $2.3 million, or effectively flat compared to 2011. General and administrative expense in the third quarter of 2011 benefited from the recovery of a previously provided allowance for doubtful accounts of $0.3 million.

General and administrative expenses for the nine months ended September 30, 2012 were $9.5 million, a decrease of $0.5 million, or 5%, compared to the corresponding period of 2011. Excluding restructuring charges of $1.9 million and $1.3 million, respectively, and depreciation and amortization expense of $0.2 million, general and administrative expense was $7.4 million, a decrease of $1.1 million, or 13%, compared to 2011. The 13% reduction in 2012 was primarily as a result of lower accrued cash-based and share-based compensation expense in 2012, combined with our continued cost reduction efforts across the business.

Restructuring charges of $1.6 million in the third quarter of 2012 relate primarily to a 7% workforce reduction initiated in July 2012. Restructuring charges of $1.9 million in the first three quarters of 2012 also include charges of $0.3 million related primarily to a minor restructuring focused on manufacturing overhead cost reduction initiated in April 2012. Restructuring charges of $0.4 million in the third quarter of 2011 relate primarily to a corporate leadership restructuring initiated in September 2011. Restructuring charges of $1.3 million in the first three quarters of 2011 also include charges of $0.9 million related primarily to a Dantherm Power leadership restructuring initiated in March 2011.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Sales and marketing	2012	2011	$ Change	% Change
Sales and marketing expense	$1,657	$2,517	$(860)	(34%)
Less: acquisition and integration costs	$(184)	$-	$(184)	(100%)
Sales and marketing	$1,473	$2,517	$(1,044)	(41%)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Sales and marketing	2012	2011	$ Change	% Change
Sales and marketing expense	$5,508	$7,595	$(2,087)	(27%)
Less: acquisition and integration costs	$(184)	$-	$(184)	(100%)
Sales and marketing	$5,324	$7,595	$(2,271)	(30%)

Sales and marketing expenses for the three months ended September 30, 2012 were $1.7 million, a decrease of $0.9 million, or 34% compared to the corresponding period of 2011. Excluding acquisition and related charges of $0.2 million in the third quarter of 2012 relating to the acquisition of the Idatech assets, sales and marketing expense declined $1.0 million, or 41%, compared to 2011.

Sales and marketing expenses for the nine months ended September 30, 2012 were $5.5 million, a decrease of $2.1 million, or 27% compared to 2011. Excluding acquisition and related charges of $0.2 million in 2012 relating to the acquisition of the Idatech assets, sales and marketing expense declined $2.3 million, or 30%, compared to 2011.

The respective 41% and 30% reductions in 2012 were primarily as a result of lower accrued cash-based and share-based compensation expense in 2012, combined with our continued cost reduction efforts across the business which included a 7% workforce reduction initiated in July 2012 and a corporate leadership restructuring initiated in September 2011.

Finance income (loss) and other for the three and nine months ended September 30, 2012 was ($0.4) million and ($0.1) million, respectively, compared to $0.3 million and $0.1 million, respectively, for the corresponding periods of 2011. The following tables provide a breakdown of our finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
	2012	2011	$ Change	% Change
Employee future benefit plan expense	$-	$-	$-	-
Investment and other income	76	65	11	17%
Foreign exchange gain (loss)	(512)	192	(704)	(367%)
Finance income (loss) and other	$(436)	$257	$(693)	(270%)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
	2012	2011	$ Change	% Change
Employee future benefit plan expense	$-	$-	$-	-
Investment and other income	190	226	(36)	(16%)
Foreign exchange gain (loss)	(326)	(109)	(217)	(199%)
Finance income (loss) and other	$(136)	$117	$(253)	(216%)

Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Dantherm Power’s assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date.

Finance expense for the three and nine months ended September 30, 2012 was $0.5 million and $1.2 million, respectively, compared to $0.3 million and $0.9 million, respectively, for the corresponding periods of 2011. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British

Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Net loss attributed to non-controlling interests for the three and nine months ended September 30, 2012 was ($0.4) million and ($0.9) million, respectively, compared to ($0.5) million and ($2.4) million, respectively, for the corresponding periods of 2011. Amounts represent the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 48% total equity interest. The improved performance in 2012 at Dantherm Power is primarily a result of improved gross margins as a result of increased higher margin engineering services revenues and increased shipments of backup power systems, combined with lower operating costs as a result of our continued cost reduction efforts which included a leadership restructuring in the first quarter of 2011. These benefits were partially offset by a restructuring charge recorded in the first quarter of 2011 related to the above noted Dantherm Power leadership restructuring.

SUMMARY OF QUARTERLY RESULTS

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)	Quarter ended,
	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010
Revenues	$14,154	$10,272	$13,545	$20,996
Net income (loss) attributable to Ballard	$(8,950)	$(6,634)	$(8,443)	$(7,289)
Net income (loss) per share attributable to Ballard, basic and diluted	$(0.10)	$(0.08)	$(0.10)	$(0.09)
Weighted average common shares outstanding	89,269	84,621	84,566	84,549

	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010
Revenues	$20,602	$19,112	$15,299	$21,083
Net income (loss) attributable to Ballard	$(6,991)	$(8,630)	$(10,511)	$(8,998)
Net income (loss) per share attributable to Ballard, basic and diluted	$(0.08)	$(0.10)	$(0.12)	$(0.11)
Weighted average common shares outstanding	84,548	84,456	84,205	84,140

Summary of Quarterly Results:  There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

●
Revenues: Variations in fuel cell revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts. Revenues were positively impacted in the third quarter of 2012 as a result of our acquisition of Idatech’s key assets and product lines as of August 1, 2012.

●
Operating expenditures: Operating expenses were negatively impacted by restructuring charges of $1.6 million in the third quarter of 2012 as a result of a 7% workforce reduction, restructuring charges of $0.4 million in the third quarter of 2011 as a result of a corporate leadership restructuring, and by restructuring charges of $0.9 million in the first quarter of 2011 as a result of a leadership restructuring in Dantherm Power. Restructuring charges are recognized in general and administrative expense.

Operating expenses were negatively impacted in the fourth quarter of 2010 due an acceleration of depreciation expense of $2.3 million for equipment that was considered no longer in use or impaired. The $2.3 million depreciation charge was recognized in product development expense ($1.5 million) and general and administrative expense ($0.8 million).

Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

●
Impairment loss on property, plant and equipment: The net loss for the fourth quarter of 2011 was negatively impacted by an impairment charge of $1.7 million related to the write-down of manufacturing equipment never put into use.

CASH FLOWS

Cash, cash equivalents and short-term investments were $23.1 million (or $13.7 million net of Operating Facility draws of $9.3 million) at September 30, 2012, compared to $46.2 million (or $41.6 million net of Operating Facility draws of $4.6 million) at December 31, 2011. The decrease in cash, cash equivalents and short-term investments of ($23.1) million in 2012 was driven by a net loss (excluding non-cash items) of ($19.8) million, and by working capital requirements of ($7.8) million. These outflows were partially offset by net cash advances on our Operating Facility of $4.7 million and by convertible debt financing of $1.1 million to Dantherm Power by a non-controlling partner.

For the three months ended September 30, 2012, cash used by operating activities was ($1.3) million, consisting of cash operating losses of ($7.3) million partially offset by working capital inflows of $6.0 million. For the three months ended September 30, 2011, cash used by operating activities was ($9.3) million, consisting of cash operating losses of ($5.3) million and working capital requirements of ($4.0) million. The $8.0 million, or 86%, decline in cash used by operating activities in the third quarter of 2012 was driven by lower working capital requirements of $10.0 million partially offset by an increase in cash operating losses of ($2.0) million. The increase in cash operating losses of ($2.0) million is primarily a result of lower net finance and other income, lower gains on sales of assets and a slight increase in Adjusted EBITDA loss. In the third quarter of 2012, net working capital cash inflows of $6.0 million were driven by lower accounts receivable of $2.9 million due primarily to the timing of some significant collections of our fuel cell bus and contract automotive product and service revenues, by lower inventory of $2.3 million as we drew down inventory that had been built up in the first half of the year to support expected higher product shipments in the third and fourth quarters of 2012, and by higher deferred revenue and cost recovery of $1.1 million as we received recognized customer deposits and government funding awards in advance of incurring the related research and product development expenditures. Working capital outflows of ($4.0) million in the third quarter of 2011 were driven by higher accounts receivable of ($3.4) million due primarily to the timing of collections of our fuel cell product and service revenues, lower deferred revenue and cost recovery of ($2.0) million as we incurred the research and product development expenditures related to government funding awards received in the prior quarter, and by lower accounts payable of ($0.7) million. These working capital outflows in the third quarter of 2011 were partially offset by cash inflows as a result of lower inventory of $2.4 million as we consumed previously built-up inventory in order to fulfill the higher product shipments in the third quarter.

For the nine months ended September 30, 2012, cash used by operating activities was ($27.6) million, consisting of cash operating losses of ($19.8) million and working capital requirements of ($7.8) million. For the nine months ended September 30, 2011, cash used by operating activities was ($37.1) million, consisting of cash operating losses of ($21.7) million and working capital requirements of ($15.4) million. The $9.5 million, or 26%, decline in cash used by operating activities in the first three quarters of 2012 was driven by reductions in cash operating losses of $1.8 million combined with lower working capital requirements of $7.6 million. The reduction in cash operating losses of $1.8 million is primarily a result of the 10%, or $1.9 million, improvement in Adjusted EBITDA. In the first three quarters of 2012, net working capital outflows of ($7.8) million were driven by lower accounts payable and accrued liabilities of ($7.8) million due to increased supplier payments made for higher fourth quarter of 2011 and first three quarter of 2012 inventory purchases combined with the payment of accrued 2011 annual employee bonuses. Working capital outflows of ($15.4) million during the first three quarters of 2011 were driven by higher accounts receivable of ($7.6) million due primarily to the timing of collections of our fuel cell product and service revenues, higher inventory of ($3.2) million due primarily to the buildup of inventory to support expected higher product shipments in the fourth quarter of 2011 and into 2012, and by lower accounts payable and accrued liabilities of ($2.6) million due primarily to the timing of supplier payments.

Investing activities resulted in cash outflows of ($0.2) million and inflows of $12.6 million, respectively, for the three and nine months ended September 30, 2012, compared to cash outflows of ($0.2) million and inflows of $11.7 million for the corresponding periods of 2011. Changes in short-term investments resulted in cash inflows of $0.1 million and $13.2 million, respectively, for the three and nine month periods ended September 30, 2012, compared to cash inflows of $1.0 million and $12.3 million, respectively, for the corresponding periods of 2011. Balances changed between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements.

Other investing activities in the first three quarters of 2012 consist primarily of proceeds on sale of $0.4 million for previously impaired manufacturing equipment, less capital expenditures of ($0.9) million. Other investing activities in the first three quarters of 2011 consist primarily of proceeds on sale of $1.7 million received primarily from Daimler on the closing of the facilities sub-lease agreement and capital expenditures (net of proceeds on sale and leaseback of capital equipment) of ($1.9) million, primarily for manufacturing equipment in order to build production capacity.

Financing activities resulted in cash inflows of $0.1 million and $5.1 million, respectively, for the three and nine months ended September 30, 2012, compared to cash inflows of $4.1 million and $8.2 million, respectively, for the corresponding periods of 2011. Financing activities in the first three quarters of 2012 primarily represent advances, net of repayments, of $4.7 million on our Operating Facility which is used to assist with the financing of our working capital requirements. Financing activities in 2012 also include proceeds on convertible debenture financing from the Dantherm Power non-controlling interests to Dantherm Power of $1.1 million. These financing inflows in 2012 were partially offset by finance lease payments of ($0.8) million. Financing activities in 2011 consist primarily of net cash advances on our Operating Facility of $7.3 million, proceeds on convertible debenture financing from the Dantherm Power non-controlling interests to Dantherm Power of $1.7 million, less finance lease payments of ($0.6) million.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2012, we had total Liquidity of $13.7 million. We measure Liquidity as our net cash position, consisting of the sum of our cash, cash equivalents and short-term investments of $23.1 million, net of amounts drawn on our $10 million Canadian demand revolving facility (“Operating Facility”) of $9.4 million. The Operating Facility is used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments.

We also have a $3.3 million Canadian capital leasing facility (“Leasing Facility”) which is used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At September 30, 2012, $2.7 million was outstanding on the Leasing Facility.

We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes product development for fuel cells and material products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes, the further development of our sales and marketing, product distribution and service capabilities, and working capital requirements to grow our business.

At this stage of our development, we may record net cash losses as we continue to make significant investments in product development and market development activities necessary to commercialize our products, and make increased investments in working capital as we grow our business. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-

term product opportunities, our success in managing our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our strategy is to manage cash resources by minimizing Cash Operating Costs, focusing on near-term markets with high product and service revenue growth potential, and accessing available government funding for our research and development projects. Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times. In order to achieve this objective, we are pursuing additional liquidity that includes portfolio realignment and non-strategic asset monetization opportunities. We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To facilitate such an action, we filed a short form base shelf prospectus (“Prospectus”) in April 2012 in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 (“Registration Statement”) with the United States Securities and Exchange Commission, which has been declared effective. These filings will enable offerings of equity securities up to an aggregate of $75 million during the effective period of the Prospectus and Registration Statements. However, no assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company.

2012 BUSINESS OUTLOOK

As announced on October 9, 2012, we have recently revised our outlook downward for full year 2012 to:

●	Revenue of approximately $60 million (from approximately $85 million); and

●	Adjusted EBITDA of approximately ($18) million (from approximately ($5) million).

The revised outlook for revenue is as a result of previously identified risk factors coming to fruition resulting in lower than anticipated revenue for the first three quarters of 2012 (actual revenue of $38.9 million) and lower than initially anticipated revenues now expected in the fourth quarter of 2012. In particular, we have experienced (i) delays from past forecast in terms of closing and shipping expected sales orders primarily in our bus and distributed generation markets, and (ii) delays in the expected recovery of our supporting material products segment.

Despite the lowering of revenue expectations from our previous outlook and consistent with the past couple of years, we continue to expect improved revenue performance in the fourth quarter of 2012 (as compared to the average of our quarterly revenues in first three quarters of 2012) driven by improvements in our:

●	Backup power market, primarily as a result of our recent acquisition of Idatech’s backup power system product lines, intellectual property and customer base;

●	Engineering services, as we continue to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing for a variety of fuel cell applications; and

●
Material products segment, as a result of expected increases in carbon friction material product shipments which were negatively impacted in the first three quarters of 2012 by the timing of customer programs and inventory levels.

Our revised business outlook for revenue in 2012 is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first three quarters of 2012, sales orders received for units and services to be delivered in 2012, and an estimate with respect to the generation of new sales in each of our markets. Our 2012 business revenue outlook is also supported by our 12-month order book of $50.2 million ($45.3 million at December 31, 2011). The primary risk factor that could cause us to miss our revised revenue guidance for 2012 are (i) delays from forecast in terms of closing and shipping expected sales orders primarily in our backup power and material handling markets, and (ii) delays in the expected recovery of our supporting material products segment.

The revised downward outlook for Adjusted EBITDA is as a result of the revised downward outlook for revenue as we continue to expect Cash Operating Costs (see Supplemental Non-GAAP Measures section) in the low $30 million range for 2012. However, as a result of lower than initially anticipated revenue, gross margin improvements to approximately 25% in the year are no longer anticipated. While we continue with our aggressive product cost reduction efforts and continue to pursue a shift in product mix to higher margin engineering services, we have been negatively impacted by increased unabsorbed manufacturing overheads as a result of the overall decline in sales volume. In July 2012, we implemented actions to better align our operating expense base with our revised revenue outlook for the year which included an immediate reduction in workforce representing approximately 7% of the Company’s headcount which was planned so as to have a minimal impact on key product development initiatives and manufacturing capabilities. Additional operating expense reductions are also being achieved through a curtailment in discretionary spending and other cost optimization efforts.

Our Adjusted EBITDA outlook for 2012 is based on our internal Adjusted EBITDA forecast and takes into account our actual results for the first three quarters of 2012, our forecasted gross margin related to the above revised revenue forecast, the costs of our current and forecasted Cash Operating Costs, and assumes an average U.S. dollar exchange rate of 1.00 in relation to the Canadian dollar. The primary risk factor that could cause us to miss our target Adjusted EBITDA outlook for 2012 are lower than expected gross margins due to (i) lower revenues from forecast due to unexpected delays in terms of closing contracts and sales orders; (ii) shifts in product sales mix negatively impacting projected gross margin as a percentage of revenues; or (iii) delays in the timing of our projected product cost reductions. In addition, Adjusted EBITDA could also be negatively impacted by increases in Cash Operating Costs as a result of (i) increased product development costs due to unexpected cost overruns or by lower than anticipated engineering services contracts or government cost recoveries; or (ii) negative foreign exchange impacts as a result of a higher than expected Canadian dollar. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts Adjusted EBITDA and Cash Operating Costs by approximately $0.4 million to $0.5 million.

As expected, cash used by operating activities in the first three quarters of 2012 of ($27.6) million has been negatively impacted by working capital requirements of ($7.8) million due primarily to a decline in accounts payable as a result of increased supplier payments made for higher fourth quarter of 2011 and first three quarters of 2012 inventory purchases, and the payment of accrued 2011 annual employee bonuses. Despite our revised downward revenue and Adjusted EBITDA performance expectations for the year and the resulting negative impacts on gross margin, we continue to expect neutral to slightly negative cash flow from operating activities in the fourth quarter of 2012.

Our cash flow from operations outlook for 2012 is based on our internal net cash position forecast and takes into account our actual results for the first three quarters of 2012 and our forecasted net cash requirements for the balance of the year as a result of the above noted revised Adjusted EBITDA forecast and our expectations for working capital requirements, capital expenditures, and other investing, and financing activities for the balance of the year. The primary risk factors that could cause us to miss our cash flow from operations outlook for 2012 are lower than expected Adjusted EBITDA performance as a result of the occurrence of the above noted risk factors, and increased working capital requirements primarily as a result of (i) higher than anticipated accounts receivable as a result of delays in the timing of revenues and the related customer collections, (ii) unexpected changes in the timing and amount of expected government grants and the related contract payments; (iii) unexpected changes in the timing and mix of supplier purchases and payments; and (iv) increased inventory levels as a result of unexpected changes in the timing and mix of expected product shipments.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria.

At September 30, 2012, we had outstanding foreign exchange currency contracts (qualified under hedge accounting criteria) to purchase a total of Canadian $1.5 million at an average rate of $1.02 Canadian per $1.00 United States, resulting in an unrealized nominal gain recorded in other comprehensive income. In addition, we had outstanding platinum forward purchase contracts (not qualified under hedge accounting criteria) to purchase 500 troy ounces of platinum at an average rate of $1,574 per troy ounce, resulting in an unrealized nominal gain recorded in cost of product and service revenues.

At September 30, 2012 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)	Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	3-5 years	After 5 years
Operating leases	$22,468	$2,550	$5,332	$5,564	$9,022
Capital leases	21,167	1,947	4,160	3,439	11,622
Asset retirement obligations	6,355	-	-	-	6,355
Total contractual obligations	$49,990	$4,497	$9,492	$9,003	$26,999

In addition to the contractual purchase obligations above, we have outstanding commitments $0.2 million related primarily to purchases of capital assets at September 30, 2012. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

At September 30, 2012, there were no other significant changes in our contractual obligations and commercial commitments from those reported in our Management’s Discussion and Analysis for the year ended December 31, 2011.

RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel, and our minority interest partners in Dantherm Power. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,		Nine months ended September 30,
Transactions with related parties	2012	2011	2012	2011
Revenues	$-	$-	$-	$-
Purchases	$165	$111	$309	$456
Finance expense on convertible debenture payable	$96	$51	$203	$98

(Expressed in thousands of U.S. dollars)	As at September 30,
Balances with related parties	2012	2011
Trade accounts payable	$378	$241
Interest payable	$341	$92
Convertible debenture payable	$2,446	$1,642

OUTSTANDING SHARE DATA

As at October 30, 2012
Common share outstanding	91,801,681
Options outstanding	7,047,681

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENT APPLIED

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which require us to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses of the reporting period, as well as disclosures made in the accompanying notes to the financial statements. The estimates and associated assumptions are based on past experience and other factors that are considered relevant. Actual results could differ from these estimates. The following are our most significant critical judgments, all of which are related to estimation uncertainty. At this time, we do not have any significant critical judgments related to the application of our accounting policies that do not involve estimation uncertainty. These significant critical judgments related to estimation uncertainty are those judgments that require management’s most challenging, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. These significant critical judgments, and the application of these and other accounting policies, are described more fully in notes 3 and 4 to the September 30, 2012 condensed interim consolidated financial statements and in notes 3 and 4 to the December 31, 2011 annual consolidated financial statements.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services in our Fuel Cell Products, Contract Automotive and Material Products segments. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

●
The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

●
The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s judgment is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three and nine months ended September 30, 2012 and 2011, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Based on the impairment test performed as at December 31, 2011 and our assessment of current events and circumstances, we have concluded that no goodwill impairment test was required for the three and nine months ended September 30, 2012.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three and nine months ended September 30, 2012, we recorded provisions to accrued warranty liabilities of $0.5 million and $1.3 million, respectively, for new product sales, compared to $0.7 million and $0.9 million, respectively, for the three and nine months ended September 30, 2011.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three and nine months ended September 30, 2012 were adjusted downwards by a net amount of $0.2 million and $0.6 million, respectively, compared to a net adjustment downwards of $0.4 million and $1.2 million, respectively, for the three and nine months ended September 30, 2011. The adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations, reductions in estimated costs to repair, and improved lifetimes and reliability of our fuel cell products.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three and nine months ended September 30, 2012, inventory provisions of $0.2 million and $0.6 million, respectively, were recorded as a charge to cost of product and service revenues, compared to $0.1 million and $0.3 million, respectively, for the three and nine months ended September 30, 2011.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantially enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of September 30, 2012 and 2011, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

FUTURE IFRS ACCOUNTING STANDARDS

The following is an overview of accounting standard changes that we will be required to adopt in future years. Except as otherwise noted below for IFRS 9, IAS 32 and amendments to IFRS 7, the standards are effective for our annual periods beginning on or after January 1, 2013, with earlier application permitted. We do not expect to adopt any of these standards before their effective dates. We continue to evaluate the impact of these standards on our consolidated statement of operations and financial position.

IFRS 9 – FINANCIAL INSTRUMENTS

IFRS 9 introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

IFRS 10 – CONSOLIDATION

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – JOINT ARRANGEMENTS

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 – DISCLOSURE OF INTERESTS IN OTHER ENTITIES

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 – FAIR VALUE MEASUREMENT

Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements. IFRS 13 is a more comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement.

AMENDMENTS TO IAS 19 – EMPLOYEE BENEFITS

The amendments to IAS 19 make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to enhance the disclosures for all employee benefits. Actuarial gains and losses are renamed ‘remeasurements’ and will be recognized immediately in other comprehensive income (“OCI”). Remeasurements recognized in OCI will not be recycled through profit or loss in subsequent periods. The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment. The annual expense for a funded benefit plan will be computed based on the application of the discount rate to the net defined benefit asset or liability. The amendments to IAS 19 will also impact the presentation of pension expense as benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments); and (ii) finance expense or income.

A number of other amendments have been made to recognition, measurement and classification, including those re-defining short-term and other long-term benefits guidance on the treatment of taxes related to benefit plans, guidance on risk/cost sharing factors and expanded disclosures.

Our current accounting policy for employee benefits for the presentation of pension expense and the immediate recognition of actuarial gains and losses in OCI is consistent with the requirements in the new standard, however, additional disclosures and the computation of annual expense based on the application of the discount rate to the net defined benefit asset or liability will be required in relation to the revised standard.

AMENDMENTS TO IAS 1 – FINANCIAL STATEMENT PRESENTATION

The amendments to IAS 1 require entities to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled, such as remeasurements resulting from the amendments to IAS 19, will be presented separately from items that may be recycled in the future, such as deferred gains and losses on cash flow hedges. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

AMENDMENTS TO OTHER STANDARDS
In addition, there have been amendments to existing standards, including IFRS 7 Financial Instruments: Disclosure, IAS 27, Separate Financial Statements, IAS 28, Investments in Associates and Joint Ventures, and IAS 32, Financial Instruments: Presentation. IFRS 7 amendments require disclosure about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13. IAS 32 addresses inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs. The following table shows a reconciliation of operating expenses to Cash Operating Costs for the three and nine months ended September 30, 2012 and 2011:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
Cash Operating Costs	2011	2011	$ Change
Operating Expense	$10,463	$11,645	$(1,182)
Stock-based compensation expense	(718)	(882)	164
Acquisition costs	(183)	-	183
Restructuring charges	(1,627)	(425)	(1,202)
Depreciation and amortization	(898)	(1,067)	169
Cash Operating Costs	$7,037	$9,271	$(2,234)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
Cash Operating Costs	2011	2011	$ Change
Operating Expense	$29,992	$37,987	$(7,995)
Stock-based compensation expense	(1,166)	(2,903)	1,737
Acquisition costs	(183)	-	(183)
Restructuring charges	(1,931)	(1,277)	(654)
Depreciation and amortization	(2,324)	(3,131)	807
Cash Operating Costs	$24,388	$30,676	$(6,288)

EBITDA and Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net income attributable to Ballard, primarily because it does not include finance (or interest) expense, income tax expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs.

The following table shows a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2012 and 2011:

(Expressed in thousands of U.S. dollars)	Three months ended September 30,
EBITDA and Adjusted EBITDA	2012	2011	$ Change
Net loss attributable to Ballard	$(8,950)	$(6,991)	$(1,959)
Depreciation and amortization	1,656	1,298	358
Finance expense	469	345	124
Income taxes	1	64	(63)
EBITDA attributable to Ballard	$(6,824)	$(5,284)	$(1,540)
Stock-based compensation expense	718	882	(164)
Acquisition costs	183	-	183
Finance and other (income) loss	436	(257)	693
Loss (gain) on sale of assets and property, plant and equipment	(24)	(333)	309
Adjusted EBITDA	$(5,511)	$(4,992)	$(519)

(Expressed in thousands of U.S. dollars)	Nine months ended September 30,
EBITDA and Adjusted EBITDA	2012	2011	$ Change
Net loss attributable to Ballard	$(24,027)	$(26,131)	$2,104
Depreciation and amortization	4,598	4,416	182
Finance expense	1,232	937	295
Income taxes	71	219	(148)
EBITDA attributable to Ballard	$(18,126)	$(20,559)	$2,433
Stock-based compensation	1,166	2,903	(1,737)
Acquisition costs	183	-	183
Finance and other (income) loss	136	(117)	253
Loss (gain) on sale of assets and property, plant and equipment	5	(757)	762
Adjusted EBITDA	$(16,636)	$(18,530)	$1,894

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosures. We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the three and nine months ended September 30, 2012, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described in our Annual Information Form which remain substantively unchanged. The risks and uncertainties described in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended.  Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources of capital and our outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) contained in our “Business Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.